Exhibit 99.4

BW LPG Limited – Key information relating to the cash dividend for Q1 2025

Singapore, 20 May 2025

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") provides the following key information relating to the Company's cash dividend for Q1 2025:

The Board has approved a dividend of US$0.28 per share on 19 May 2025. Dividends payable to shares registered with Euronext VPS will be distributed in NOK, with the exchange rate made available on the day of payment.

Record date: 30 May 2025

Shares registered with Euronext VPS Oslo Stock Exchange

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Last trading day including the right to receive this dividend: 27 May 2025

Ex-date: 28 May 2025

Dividend payment date: On or about 12 June 2025

Shares registered with Depository Trust Company – New York Stock Exchange

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Last trading day including the right to receive this dividend: 29 May 2025

Ex-date: 30 May 2025

Dividend payment date: On or about 9 June 2025

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in LPG downstream distribution, BW LPG offers an integrated, flexible and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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